

July 26, 2012

Mr. Aaron M. Gomolak
Chief Financial Officer and Treasurer
Satcon Technology Corporation
25 Drydock Avenue
Boston, Massachusetts 02210-2377

>   **Re: Satcon Technology Corporation**
>   **Form 10-K for the Fiscal Year Ended December 31, 2011**
>   **Filed March 15, 2012**
>   **Form 10-Q for the Quarterly Period Ended March 31, 2012**
>   **Filed May 10, 2012**
>   **File No. 001-11512**

Dear Mr. Gomolak:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-Q for the Quarterly Period Ended March 31, 2012

Item1. Financial Statements

Consolidated Statements of Changes in Stockholders' Deficit and Comprehensive Loss, page 5

1.   We note your disclosure of comprehensive loss as part of your consolidated statements of changes in stockholders' deficit and comprehensive loss which is no longer allowed under ASC 220, as amended by FASB Accounting Standard Update No. 2011-05. Given that you were required to adopt the amendments to ASC 220 for the quarter ended March 31, 2012, your presentation does not appear to comply with GAAP. In future filings, please comply by either reporting comprehensive income in a single continuous financial statement or in two separate but consecutive statements. Refer to ASC 220-10-45-1A. We also draw your attention to the guidance in ASC 220-10-15-3.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 or me at (202) 551-3671 if you have questions regarding comments on the financial statements and related matters. Please contact Louis Rambo at (202) 551-3289 or Tim Buchmiller at (202) 551-3635 with any other questions.

Sincerely,

/s/ Martin James

Martin James
Senior Assistant Chief Accountant